OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

The Winston Box, LLC

1265 W 130th St.
Gardena, CA 90247

https://www.thewinstonbox.com/



THE WINSTON BOX

1538 units of Class C Units

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 16,461 shares of Class C Units ($106,996.50)

Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 1,538 shares of Class C Units ($9,997)

Company	The Winston Box, LLC
Corporate Address	1265 W. 130th St, Gardena, CA 90247
Description of Business	The Winston Box is the premier monthly clothing subscription service that caters exclusively to the men's big & tall market segment. We control the design, manufacturing and distribution of our signature label, delivering high quality garments and consistent sizing at a reasonable flat rate.
Type of Security Offered	Class C Units
Purchase Price of Security Offered	$6.50
Minimum Investment Amount (per investor)	400.00

The 10% Bonus for StartEngine Shareholders

The Winston Box, LLC will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 Class C Units at $6.50 / unit, you will receive 10 Class C Units bonus shares, meaning you'll own 110 shares for $650. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding

Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).


THE COMPANY AND ITS BUSINESS


The company's business

Description of Business

The Winston Box is a new Big & Tall men's clothing line distributing direct-to-consumer via a monthly clothing subscription service.

Every month we produce an exclusive limited run of fashion-forward casual, classic and contemporary looks in a variety of colors and sizes. We then match those garments with the size and style preferences our members provide to us and ship them a box of 2-3 pieces each month.

Having complete control of the design, manufacturing and distribution of our signature label, we can deliver high quality garments and consistent sizing at a reasonable flat rate.

Sales, Supply Chain, & Customer Base

Our customers begin by completing an online style profile and providing us with their style, size and color preferences. They are then asked to create an account and enter their payment information. Once the box has been paid for, our team received the order and ships it our, usually in 2-3 business days. The customer is then placed on a recurring monthly payment cycle, with renewal dates of the 5th or 12th depending on what date the customer first signed up.

We manufacture all of our clothing from our own shop in Peru, which is also where our fabric comes from. Each new monthly collection is produced in approximately 4 weeks and then shipped via air freight to Los Angeles, CA. Once it clears customs, it is transported by truck to our warehouse in Gardena, CA where we breakdown our cargo and then pick and pack the individual boxes for our customers.

Our customers are Big & Tall men thought the United States and Canada, in shirt sizes 1XL to 6XLT.

Competition

Our competition can be divided into two categories, subscription boxes and big & tall retailers.

Although the majority of subscription boxes do not offer big & tall sizes, there are two competitors in our space.

Maximus Box is the only other subscription service that caters to big & tall men only. They started as Maximus Trax about two months before our launch, but then took down their social media posts and rebranded themselves as Maximus Box. As a privately held company it is difficult to get information on their traction, but judging by their reviews and recent customer complaints stating they are being charged for boxes and not receiving product for quite some time after, they appear to have challenges with cash flow and inventory.

Bombfell is a subscription service that recently started working with larger sizes through a strategic partnership with JCPenney. Bombfell curates big & tall subscription boxes from existing JCPenney online inventory. However, for most Big & Tall men who are used to shopping at JCPenney for their weekly sales, the idea of paying a styling fee to receive JCPenney merchandise at full price is not the best selling point.

Additionally, traditional and online retailers DXL, JCPenney and Men's Wearhouse, have a large presence in Big & Tall and account for 33% of the highly fragmented big & tall market.

Liabilities and Litigation

Our company currently has two outstanding loans, one of which will be paid off by the end of the year. We are not currently in any active or pending litigation.

The team

Officers and directors

Wil Cuadros	Founder, President & Manager
Amit Patel	Chief Executive Officer & Manager

Wil Cuadros
Wil sets the overall vision for the organization. Leads Peru-based operations and all sales/customer service initiatives. Over 20 years of experience in sales, customer service and management in the hospitality, financial services and higher education. He has been with The Winston Box from May 2016 to Present. Before launching The

Winston Box, Wil was the Director of Admissions at Fremont College, an accredited postsecondary institution of higher learning in Los Angeles, CA from July 2014 through May of 2016. His previous start-up experience is as the Director of Client Solutions for Zip Ed Tech, an education technology firm based in Los Angeles, CA from November 2013 to July 2014.

Amit Patel
Amit oversees overall business strategy and leads US - based operations. Has led Business, IT, and Finance teams for over 15 years in the hospitality, public works, higher education, and publishing sectors. Double major in Finance and Business IT from Virginia Tech. He has been with The Winston Box from May 2016 to Present. Before joining The Winston Box, he was the Vice President of Information Technology and Business Intelligence at Zip Ed Tech, an education technology startup in Los Angeles, CA from November 2013 to April 2016.

Number of Employees: 15

Related party transactions

The company has an outstanding promissory note with Nathan Anglin in the amount of $39,000. The notes bears interest of 0% per year and has a maturity date of May 8, 2019.


RISK FACTORS


These are the principal risks that related to the company and its business:

- **We have not prepared any audited financial statements.** Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.
- **Credit might not be available when we need it; issuing more equity to raise working capital may dilute your ownership interest or may not be possible** We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity could require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company

performing below expectations, which could adversely impact the value of your investment.

- **We could fail to achieve the growth rate we expect even with additional investments.** We expect to generate a significant amount of growth from the investments we will make into marketing following this offering. However, it is possible that our marketing efforts may not generate a significant increase in sales volume. If this is the case, we may be forced to cease this additional marketing spend and reduce our growth rate. A slower growth rate will lengthen the time it takes for us to achieve our revenue goals and reduce the value of the Company, thereby reducing the value of your investment.

- **Our plans to improve and expand our product offerings may not be successful, and the implementation of these plans may divert our operational, managerial and administrative resources, which could harm our competitive position and reduce our net revenue and profitability.** In addition to our store expansion strategy, we plan to grow our business by increasing our core product offerings, which includes expanding our men's subscription box to include a basics box and a premium box. We also plan to develop and introduce an online store where both members and non-members can buy essential items without a subscritpin service. The principal risks to our ability to successfully carry out our plans to improve and expand our product offerings are that: if our expected product offerings fail to maintain and enhance our brand identity, our image may be diminished or diluted and our sales may decrease; if we fail to find and enter into relationships with external partners with the necessary specialized expertise or execution capabilities, we may be unable to offer our planned product extensions or to realize the additional revenue we have targeted for those extensions; and the use of licensing partners may limit our ability to conduct comprehensive final quality checks on merchandise before it is shipped to our stores or to our wholesale partners. In addition, our ability to successfully carry out our plans to improve and expand our product offerings may be affected by economic and competitive conditions, changes in consumer spending patterns and changes in consumer preferences and style trends. These plans could be abandoned, could cost more than anticipated and could divert resources from other areas of our business, any of which could impact our competitive position and reduce our net revenue and profitability.

- **The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business** To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, engineering, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

- **We are subject to changes in foreign currency exchange rates.** We purchase our fabric and other raw materials from our vendors in Peru. As a result, the price we pay for these materials U.S. dollars depends on the exchange rate between the U.S. dollar and the Peruvian Sol. Over the past several years, this exchange rate has had material fluctuations and we expect it will continue to fluctuate. If the U.S. dollar becomes significantly weaker compared to the Peruvian Sol, our garments will cost us more to manufacture and adversely impact the economics of our business and your investment.

- **Your investment could be illiquid for a long time.** You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company's plan is to be acquired by an existing player in the Big & Tall industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. Although an initial public offering is a potential path for the Company, it is not likely. Similarly, we do not expect to issue dividends to investors, even if we are in the position to do so. Instead, we intend to re-invest profits back into the Company in an effort to drive growth. As a result, the most likely path to making a positive return on your investment is through a successful sale of the business. Even if we achieve our revenue plans, it is possible that market conditions will lead us to conclude that a sale is not viable, not in the best interest of the shareholders at that time, or inappropriate for any number of reasons. Because your return on this investment is likely tied to the sale of the Company, there are a wide range of factors that will impact the value of your investment that are out of our control, including, but not limited to, the selling environment, the number of interested purchasers, the perceived value of our brand and our intellectual property, comparable recent sales in our industry and other industries, the projected performance of the Big & Tall categories at the time of the sale, the cost of capital, and the perceived synergies between our Company and the acquirer.

- **There are several potential competitors who are better positioned than we are to take the majority of the market.** There are several large and established subscription services with the talent, economic resources, and manufacturing relationships needed to develop a competitive product. Many of these subscription services also have well-recognized brand names and established international distribution relationships that could enable them to successfully market and sell a competitive product. If these companies are able to source enough Big & Tall clothing labels, then they will likely be able to bring a subscription box to market at a lower cost and in front of a wider audience that we will be able to. The advantage they will have because of their scale and distribution network could become insurmountable for us. As a result, it is possible that our subscription box could be forced out of the market by larger, more established players. If that occurs, then the value of your investment would be greatly diminished.

- **We may be unable to maintain a high level of engagement with our clients and increase their spending with us, which could harm our business, financial condition or operating results.** A high proportion of our revenue comes from repeat purchases by existing clients, especially those existing clients who are highly engaged and purchase a significant amount of merchandise from us. If existing clients no longer find our service and merchandise appealing, they may make fewer purchases and may stop using our service. Even if our existing clients find our service and merchandise appealing, they may decide to receive fewer boxes and purchase less merchandise over time as their demand for new apparel declines. Additionally, if clients who receive boxes most frequently and purchase a significant amount of merchandise from us were to make fewer purchases or stop using our service, then the aggregate amount clients spend with us would decline or grow more slowly. A decrease in the number of our clients or a decrease in their spending on the merchandise we offer could negatively impact our operating results. Further, we believe that our future success will depend in part on our ability to increase sales to our existing clients over time and, if we are unable to do so, our business may suffer.

- **We must successfully gauge apparel trends and changing consumer preferences.** Our success is, in large part, dependent upon our ability to identify apparel trends, predict and gauge the tastes of our clients and provide merchandise that satisfies client demand in a timely manner. However, lead times for our production may make it difficult for us to respond rapidly to new or changing apparel trends. In the past, we have not always predicted our clients' preferences and acceptance levels of our merchandise with accuracy. Further, we use data to predict our clients' preferences and gauge demand for our merchandise, and there is no guarantee that our data analysis will accurately anticipate client demand and tastes. To the extent we misjudge the market for the merchandise we offer or fail to execute on trends and deliver attractive merchandise to clients, our sales will decline and our operating results will be adversely affected.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Wil Cuadros, 25.22% ownership, Class A Units
- Amit Patel, 22.31% ownership, Class A Units

Classes of securities

- Class A Units: 752,500

Voting Rights

The holders of shares of the Company's Class A Units are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.

Dividend Rights

Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Class A Units are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Class A Units will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Class A Units may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Class A Units are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock and subject to the rights and preferences of the Class B Units as described in Section 8.2 of the Amended and Restated Operating Agreement.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Class A Units are subject to and may be adversely affected by, the rights of the holders of additional classes of preferred units that we may designate in the future.

K-1

The Company will distribute K-1s to all members in accordance with the terms of the Operating Agreement and as required by law.

- Class B Units: 222,400

Voting Rights

The holders of shares of the Company's Class B Units are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders.

Dividend Rights

Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Class B Units are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Class B Units will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Class B Units may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

Upon a liquidation of the Company, a Class B Member may elect to either (i) receive a distribution equal to the total of its Capital Contribution, less any distributions made to such Class B Member pursuant to Section 8.2 of the Amended and Restated Operating Agreement or (ii) receive a pro rata distribution, in accordance with such Class B Member's Percentage Interest.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Class B Units are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Class A Units and any additional classes of preferred stock that we may designate in the future.

K-1

The Company will distribute K-1s to all members in accordance with the terms of the Operating Agreement and as required by law.

- Class C Units: 0

Voting Rights

The holders of Class C Units are not entitled to vote on any matter except as required under applicable law.

Dividend Rights

Subject to preferences that may be granted to any then outstanding preferred stock, holders of shares of Class C Units are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Class C Units will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Class C Units may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time. The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.

Rights to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of Class C Units are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock and subject to the rights and preferences of the Class B Units as described in Section 8.2 of the Amended and Restated Operating Agreement.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Class C Units are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Class A and Class B Units and any additional classes of preferred stock that we may designate in the future.

K-1

The Company will distribute K-1s to all members in accordance with the terms of the Operating Agreement and as required by law.

What it means to be a Minority Holder

In our Company, the class and voting structure of our stock has the effect of concentrating voting control with a few people, specifically the founders along with a small number of shareholders. As a result, these few people collectively have the ability to make all major decisions regarding the Company. As a holder of Class C Units, you will have no voting rights. You will hold a minority interest in the Company and the founders combined with a few other shareholders will still control the Company. In that case, as a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our Company's governance documents, additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the Company or transactions with related parties.

Dilution

The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments, such as convertible bonds, preferred shares or warrants, into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only, and are not based on this offering):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth $26,660.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-12-31.

Financial Condition

Results of Operation

The following are the results of operation for The Winston Box, LLC from inception through December 31, 2016 and December 31, 2017. Please note that the company began operations in August of 2016. Therefore, revenue, cost of sales and expenses for 2016 are for a period of 4 months whereas 2017 covers an entire year from January 1, 2017 through December 31, 2017.

Revenue

Revenue for fiscal year 2016 was $105,076. Fiscal year 2017 saw us increase our revenue by approximately 703% over the previous year. While some of this increase is a result of having sales over the course of an entire fiscal year, the improved performance was primarily driven two factors: 1) significant improvements in design, sourcing, production and quality control for a higher quality product that would result in increased sales and improved customer retention. 2) A small public relations push to re-introduce the brand and improve our image after a shaky Kickstarter launch the previous year.

For fiscal year 2018, we expect see an increase in revenue. This is primarily due to increases in membership, a stable subscriber base, and a reduction in churn. Additionally, we have started to offer individual items for purchase outside of the subscription box, allowing us to upsell to existing members and to acquire new customers.

Cost of Sales

Cost of sales in 2016 was $96,499. Cost of sales in 2017 was $662,147, an increase of $565,648. The increase in cost of sales was primarily caused by the 700% increase in revenues in 2017 compared to 2016. However, also contributing to the increase in cost of sales are the capital expenditures made when our executive team made the decision to move operations in-house after production and quality control issues with our vendors threatened to irreparably damage the brand. These capital expenditures included the purchase of manufacturing equipment, leasing of facilities, and tenant improvements to the production space.

We expect a significant decrease in our cost of sales in 2018. This is primarily due to our ability to negotiate favorable terms with fabric and raw material purveyors due to our sheer volume and our ordering frequency. As a result, we have successfully winnowed our vendor list down to a few vendors who are giving us preferential pricing on premium fabrics. Additionally, our commitment to streamlining our production line with a focus on reducing waste while maximizing productivity and efficiency has had a positive impact on our operations..

Expenses

The Company's expenses consist of, among other things, rent and utilities, marketing and sales expenses, postage and shipping costs, and fees for professional services. Expenses for fiscal year 2016 were 106,829. Fiscal year 2017 saw an increase in expenses to $223,433. The 219% increase in our expenses is a direct result of our 703% increase in revenue. The two major line items contributing to this surge were a 238% increase in marketing and a significant increase in UPS and USPS shipping costs directly related to order fulfillment.

As the majority of our expenses are directly tied to customer acquisition or order fulfillment, we expect to see incremental increases in our expenses as we expand and retain our customer base.

Net Income (Loss)

Net loss in 2016 was a loss of $96,499. This loss was primarily a result of the following factors: 1) Marketing costs associated with marketing a successful Kickstarter campaign. 2) 14 months of pre-paid rent, plus a security deposit, for our warehouse space in Gardena, CA. 3) Equipment for our warehouse. 4) Raw material costs associated with our initial production runs.

Net loss in 2017 was $156,033. This loss was primarily a result of the following factors: 1) Purchasing manufacturing equipment for our in-house production facility in Lima, Peru. 2) Tenant improvements to our production facility in Lima, Peru.

For 2018, minimal capital expenditures and favorable pricing and terms with select fabric vendors have resulted in a significant decrease in expenses and cost of sales relative to our revenue. Improved efficiency at our operations in both Peru and the United States are also helping our bottom line. We expect to be at or just below break even by the end of 2018, setting the stage for profitability in 2019.

Financial Milestones

Past Milestones:

- The Winston Box (TWB) had an initial milestone in July of 2016 to raise $50,000 with product offering on the Kickstarter platform. The goal was met and exceeded as the total raise for the campaign was $55,829.
- TWB also reached a financial milestone of $1 million in total sales within 13 months of operation on 1/11/2017.

Future Milestones:

- Sales of $1.18 million for calendar year 2018.
  - As of 10/1/2018 the sales for 2018 are $834,708.27 and the company looks to close the year strong by using an influencer program and expanded digital marketing spend for the 4th quarter of 2018.
  - TWB will be allocating $20,000 a month for the 4th quarter for marketing efforts which will net 540 new subscribers per month (based on current CAC of $37) along with an expanded growth of sales from new subscribers taking advantage of our referral program.
  - The actual costs for the company from 1/1/2018 - 10/1/2018 are $793,312.22 and the projected costs from 10/1/2018 - 12/31/2018 will be $311,453.44.
- Launch of Winston Essentials Box - 5/1/2019
  - We will be launching the Winston Essentials Box on our website in May of 2019 for $79.99. This box will allow the customer to select up to 6 items of mix and match items from premium tees, tank tops, sleeveless tees, boxer shorts, briefs, and boxer briefs.
  - TWB will be allocating organic marketing campaigns to current subscribers as well as past members. This list will contain approximately 12k emails. With a conversion rate of 5.5% experienced with past efforts TWB forecasts to sell 660 ($52,793.40) Essentials boxes with no marketing spend. With COGS of this offering at $10.73 the gross margins will be $45,711.60.
  - TWB will create influencer promotion campaigns, social media campaigns, and google adwords campaigns to promote and sell additional Winston Essentials boxes. Based on previous TWB conversion percentages of direct sales at 3.77% and a marketing budget of 10K per month the forecasted sales for May - Dec 2019 will be $241,249.84.
  - With the organic and paid marketing efforts combined the sales for Winston Essentials Box are forecasted to be $294,043.24 with a gross margin of $254,599.76
- Sales of $2.29 million for calendar year 2019.
  - With investment capital raised from investors of $107,000 TWB will branch out into radio, print, and social media channels that have yet to be

attempted. The sales from these channels along with the current marketing campaigns on Facebook, Google Ad Words, and organic growth, along with the current active subscribers, TWB is projected to have sales of an additional $1,640,000 for a total of $2,290,000, with COGS and Expenses totaling $1,500,000.

Liquidity and Capital Resources

Since its inception in 2016, TWB has raised $363,333 in equity in two rounds of funding. With the net proceeds from this offering, the Company intends to use the proceeds to increase its marketing efforts, to conduct a price sensitivity test and to fund working capital.

The Offering proceeds will have a beneficial effect on our liquidity, as we currently have limited cash on hand. TWB believes that the proceeds from the Offering will be sufficient to meet its expected cash requirements for currently planned operations for the next 12 months. See "Use of Proceeds" below. The Company believes that the funds from this offering will enable it to fund operations through 2019, when, based on current assumptions, it expects to reach profitability.

The company is currently generating operating losses but has a very low burn rate. With the infusion of capital from investors the company will decrease the margins by reducing pricing of fabrics due to bulk purchasing and reduce importing costs by increasing production output. The company is confident that no other lines of credit or investments will be necessary to grow the company into being cashflow positive.

Indebtedness

The company has an outstanding promissory note with Nathan Anglin in the amount of $39,000. The notes bears interest of 0% per year and has a maturity date of May 8, 2019. The company also has an outstanding note for $21,934.50 with Merchant Capital Source. The notes bears a withdrawal of $438.69 per business day, has a maturity date of December 10, 2018.

Recent offerings of securities

- 2016-11-25, Rule 506(b), 230000 Class B Units. Use of proceeds: Facilities lease, manufacturing equipment, raw material purchases, production costs, overhead
- 2017-04-25, Rule 506(b), 133000 Class B Units. Use of proceeds: Raw material purchases, production costs, overhead, marketing

Valuation

$6,336,850.00

We believe the valuation of the Common Stock is supported by our comparison of other clothing subscription services at stages of development comparable to ours, such as Trendy Butler, Dia & Co and Trunk Club. However, there are only a limited number of companies of which we are aware that have business models similar to ours, so our ability to compare our valuation to companies comparable to ours is limited. Moreover, we have not undertaken any efforts to obtain an independent third-party valuation of the Company. In this sense, the valuation of the Common Stock is arbitrary and merely reflects the opinion of the Company as to the value of the Common Stock.

USE OF PROCEEDS

We are seeking to raise $106,996.50 in this offering through Regulation Crowdfunding, with a minimum target raise of $9,997. We have agreed to pay Start Engine Capital LLC ("Start Engine"), which owns the intermediary funding portal StartEngine.com, fees based on their pricing on all funds raised.

	Offering Amount Sold	Offering Amount Sold
Total Proceeds	$9,997	$106,996.50
Less Offering Expenses	$600.00	$6,420.00
Net Proceeds	$9,397.00	$100,576.50
Marketing	$2,350.00	$23,500.00
Inventory Production	$4,697.00	$53,576.50
Payroll	$2,350.00	$23,500.00
Total Use of Net Proceeds	$9,397.00	$100,576.50

Marketing: We will run new channels of marketing such as billboards, radio, print as those channels have not been explored to date. We will also work with marketing affiliates to increase traffic to our website.

Inventory Production: The proceeds will go directly to our efforts to produce inventory for future months of shipments. With our monthly subscription model we design and manufacture new skus each month and these proceeds will assist in production for future months and allow the company to import in our goods via ocean freight vs air freight. Importing our goods by ocean freight would create a 85% savings of import costs.

Payroll: We plan to add personnel in marketing and customer service with a portion of the proceeds. This will allow the CEO and Founder to focus on the growth of the business.

The identified uses of proceeds are subject to change at the sole discretion of the executive officers and directors based on the business needs of the Company.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available at www.thewinstonbox.com in the section labeled "annual report". The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR The Winston Box, LLC

[See attached]

I, Amit Patel, the Chief Executive Officer of The Winston Box, LLC, hereby certify that the financial statements of The Winston Box, LLC and notes thereto for the period of August 2, 2016 through December 31, 2016 and the year ending December 31, 2017 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2017 we had a net loss of $-156,033.

IN WITNESS THEREOF, this Chief Executive Officer's Financial Statement Certification has been executed as of the 1st of October, 2018.

Amit Patel

Chief Executive Officer

October 1, 2018

The Winston Box, LLC

FINANCIAL STATEMENTS
(UNAUDITED)

FOR THE PERIOD OF
August 2, 2016 to December 31, 2016

AND FOR THE YEAR ENDED
December 31, 2017

The Winston Box, LLC
Index to Financial Statements
(unaudited)

	Pages

The Winston Box, LLC
BALANCE SHEETS
Year Ending December 31, 2017 and August 2, 2016 to December 31, 2016
(unaudited)

Assets	2017	2016
Current Assets		
Cash	18,266	92,527
Accounts receivable	-	-
Inventory	84,211	12,174
Prepaid expenses	-	-
Short-term investments	-	-
Total current assets	102,477	104,701
Fixed (Long-Term) Assets		
Long-term investments	-	-
Property, plant, and equipment	7,256	7,256
(Less accumulated depreciation)	(5,515)	(4,354)
Intangible assets	-	-
Total fixed assets	1,741	2,902
Other Assets		
Deferred income tax	-	-
Other	-	-
Total Other Assets	-	-
Total Assets	104,218	107,603

Liabilities and Shareholder's Equity

Current Liabilities

Accounts payable	8,060	
Short-term loans	97,962	6,969
Income taxes payable	-	-
Accrued salaries and wages	-	-
Unearned revenue	-	-
Current portion of long-term debt	-	-
Total current liabilities	106,022	6,969

Long-Term Liabilities

Long-term debt	-	-
Deferred income tax	-	-
Other		
Total long-term liabilities	-	-

Shareholder's Equity

Additional Paid in Capital	333,000	200,000
Retained earnings	(334,804)	(99,366)
Adjustment to Shareholder's Equity	-	-
Total owner's equity	(1,804)	100,634

Total Liabilities and Owner's Equity	104,218	107,603

The Winston Box, LLC
STATEMENTS OF STOCKHOLDERS' EQUITY
Year Ending December 31, 2017 and August 2, 2016 to December 31, 2016
(unaudited)

	Common stock			Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount			
Inception		$ -		$ -	$ -
Class A Units Authorized	777,600	-		-	-
Class B Units Authorized (Cash)	222,400	363,000		-	363,000
Net income (loss)	-	-		(98,252)	(98,252)
December 31, 2016	1,000,000	$ 363,000		$ (98,252)	$ 264,748
Net income (loss)	-	-		(156,033)	(156,033)
December 31, 2017	1,000,000	$ 363,000		$ (254,285)	$ 108,715

7

The Winston Box, LLC
STATEMENTS OF CASH FLOWS
Year Ending December 31, 2017 and August 2, 2016 to December 31, 2016

(unaudited)

	2017	2016
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss	-156,033	-98,252
Adjustments to reconcile net loss to net cash		
used in operating activities:		
Depreciation	0	0
Amortization	0	0
Stock Based Compensation	0	0
Changes in operating assets and liabilities:		
Accounts receivable	0	0
Inventory	-125,500	-25,000
Prepaid inventory	0	0
Other current assets	11,500	4,300
Accounts Payable	7,700	1,200
Accrued liabilities	0	0
Deferred revenue	0	0
Net cash used in operating activities	<u>-106,300</u>	<u>-19,500</u>
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property and equipment	0	-7,800
Purchase of intangible assets	0	0
Deposits and other	0	0
Net cash used in investing activities	<u>0</u>	<u>-7,800</u>
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from notes payable	60,000	0
Repayment of notes payable	-26,547	0
Proceeds from Series C-1 preferred stock	0	0
Net cash provided by financing activities	<u>33,443</u>	<u>0</u>
Effect of exchange rate on cash		
Increase (decrease) in cash and cash equivalents	-72,857	-27,300
Cash and cash equivalents, beginning of year	-27,300	0
Cash and cash equivalents, end of year	<u>-100,157</u>	<u>-27,300</u>
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid for interest	0	0
Cash paid for income taxes	0	0

NOTE 1 – NATURE OF OPERATIONS

The Winston Box, LLC was formed on August 2, 2016 ("Inception") in the State of California. The financial statements of The Winston Box, LLC (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Gardena, California.

The Winston Box, LLC. is a clothing service catering exclusively to the big & tall man. We design and manufacture our own private clothing label and distribute direct to consumer via a monthly subscription model.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2017 and 2016. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues derived from initial purchases of The Winston Box, monthly subscription renewals, and purchases of individual garments either online or in-person when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Stock Based Compensation

The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

The company has an outstanding promissory note with Nathan Anglin in the amount of $45,000. The notes bears interest of 0% per year and has a maturity date of May 8, 2019.

The company also has an outstanding note for $52,961.90 with Merchant Capital Source. The notes bears a withdrawal of $319.05 per business day, an interest rate of 34% with has a maturity date of August 17, 2018.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

The Company has a 5 year lease for it's warehouse facility in Gardena, California. There are 39 months left on the lease and a balance of $87,399.00.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
As of December 31, 2017 the company has authorized and issued 1,000,000 shares of units.

UNIT CLASS	AUTHORIZED	ISSUED
CLASS A	777,600	777,600
CLASS B	222,400	222,400

NOTE 6 – RELATED PARTY TRANSACTIONS

The company has an outstanding promissory note with Nathan Anglin, a Class B member, in the amount of $45,000. The notes bears interest of 0% per year and has a full payoff by May 8, 2019.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2017 through October 1, 2018, the issuance date of these financial statements. Since that time, there has been a change in the ownership structure.

As of October 1, 2018, there are now three classes of units which are authorized and issued as follows:

UNIT CLASS	AUTHORIZED	ISSUED
CLASS A	777,600	752,500
CLASS B	222,400	222,400
CLASS C	25,100	0

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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The Winston Box is pending **StartEngine Approval.**



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The Winston Box

Clothing Subscription for Big & Tall Men

Small OPO · Gardena, CA · Design · Accepting International Investors

Overview | Team | Terms | Updates | Comments | Share

The Rise of Subscription Boxes in America

Subscription Boxes Are Hot

Subscription services are exploding with growth.

These popular services, which deliver a wide variety of consumer goods and niche-oriented products to customers on a recurring basis, have experienced 800% growth in just three years.

To put it another way, 15% of all e-commerce shoppers have joined a subscription service in the past year.



E-commerce subscriptions generally fall into one of three categories.

Over half of all subscription services focus on curating unique boxes that give consumers the opportunity to try new things from the comfort of their home with minimal decision making (McKinsey Analysis).

Subscription service customers appreciate the advantages that come with automated purchasing and the ability to limit store trips. This is especially true in men, with is why they are more likely to have three or more active subscriptions at any given time.

This is also why apparel is a natural fit for the subscription box business model.



Women account for the majority of subscriptions, but men are more likely to have three or more active subscriptions.

Apparel Boxes Are Very Popular

Apparel accounts for 1/5 of all visitors to subscription box websites, behind beauty products and food. This explains why Wall Street has been so bullish on the future of apparel subscription services, as evidenced by:

- Stitch Fix, the largest apparel subscription service in America, has seen its share price increase 90% since it's IPO.
- Trunk Club was bought by Nordstrom for $350 million.
- Dia&Co has cornered the market on the plus-size women fashion industry and raised nearly $20 million in investments in 2016.



Category breakdown
Visits
Visitors
Food
Beauty
Apparel
Lifestyle
Pets
Kids
Source Forbes Magazine

Yet, while there are subscription services for upscale men's clothing, urban wear, plus size women and even children, there is one segment of the market that is virtually ignored.

The Invisible Big & Tall Man

Despite the fact that 73.7% of American men are considered to be overweight or obese, big & tall men have been woefully underrepresented in the subscription box space.

As a matter of fact, when we were conducting market research during the the first quarter of 2016, not a single subscription service had any real options for plus-sized men.

The reason? As you can see by this tweet from Bombfell, the lack of big & tall sizes in subscription services have to do with sourcing. Specifically:

- There aren't enough B&T designers making quality clothing.
- The few B&T labels that are out there aren't priced competitively.
- Apparel subscription boxes operate on tight margins.
- They rely on preferred pricing from garment manufacturers.
- Their pricing model is based on a traditional size range.

According to our research, big & tall sizes represent as much as a 60% increase in costs, which would require the subscription boxes to rethink their business models and price points.

However, this hasn't stopped big & tall men from even though they were taking to social media asking subscription services to offer their sizes. Here is just sampling of the demand:

Jordan Warren
@misterjordanow

There needs to be a service like @FiveFour for Big & Tall men. I'd sign up!

John Fox
@classicyuppie

I would pay good money to have a subscription box aimed at big/tall gents like myself. #RealTalk

Carl Cravens
@CarlCravens

I want a service like Stitchfix or Trunk Club that is aimed specifically at fat guys…no slim, handsome models allowed.

So we asked ourselves... If someone built a subscription service for Big & Tall men, would they come?

The Offering

Investment

$6.50/share | When you invest you are betting the company's future value will exceed $6.43M.

This Offering is eligible for the
StartEngine Owners' 10% Bonus.

*For details on the bonus, please see the **Offering Summary** below.*

The Winston Box: A Subscription Box for Big & Tall Men



Someone Had To Do It

Meet The Winston Box, a subscription service ONLY for big and tall men.

Every month, for just $75 plus shipping, our customers have 2-3


THE WINSTON BOX

quality garments that retail up to $150 delivered right to their doorstep, in their preferred styles, colors and sizes.

Our current size range is as follows:

- Top Sizes: 1XL to 6XLT
- Waist Sizes: 38W to 64W
- Inseam Sizes: 30, 34, and 38

Our members can select from the following collections:



Casual

Basic. Comfortable. Our Casual Line is for the jeans and t-shirt guy looking to step up to better fabrics and unique styles.



Classic

Inspired by traditional American prep, our Classic collection provides the basics that should be in every gentleman's wardrobe.



Trendy

Drawing inspiration from fast-fashion brands, our trendy line is an exercise in inclusion as we deliver on-trend style in big sizes.



Mixed

Pulling from all our categories, this is for the B&T man who is open to wear something he might not buy for himself.


THE WINSTON BOX

How It Works

Our customer begins by their Winston Box experience by navigating our Online Style Profile (OSP) and answering a few basic questions. **In less than minute**, we already have a customer's:

- Style Preferences
- Color Preferences
- Size Preferences

The customer then creates an account, provides us with shipping information, completes the checkout process and places the order.

Our team uses the data collected from the OSP to make selections from existing inventory and send out the first box, which typically ships in 2-3 business days.


THE WINSTON BOX

Each Winston Box is packed with 2-3 items and the typical box has a retail value between $110 and $150. Our service is all-inclusive, which means that the customer gets to keeps everything in the box and there are no additional charges for the pieces shipped.

Once the box arrives, the customer has 15 days to exchange anything that doesn't fit properly. We offer free size exchanges for our active subscribers.

After the first box, our customers are placed into a monthly renewal cycle so they can receive the hottest looks from our limited-edition monthly collections.

Additionally, our active members can purchase additional pieces from our monthly collections for 20% off the retail price.

The Winston Box: Big Things are Happening



57,000 Garments Shipped...



... In 22,000 Boxes ...



...To 50 States and 8 Countries...



...And $1.8MM Lifetime Revenue

Let's Get Down to Business

The Winston Box began operations in August 2016 after a successful Kickstarter funding round, and we began fulfilling orders in December of 2016. In less than two years of full-time operation we can boast:

- 57,000 garments packed
- 22,000 boxes shipped
- 195 unique SKUs produced
- 24.1 metric tons of clothing

That's a lot of traction for a boot-strap start-up!


Monthly Recurring Revenue (MRR)
2016
2017
2018 YTD

How are we able to move so many units? Through a conservative customer acquisition strategy focus on social media marketing, organic search results, and working with influencers in the plus size men's space.


Influencers help us acquire customers
Paid & Organic Marketing
Revenue sharing
We select clothes from our private label collection
We ship directly to the member

Just as exciting as the units we are moving are the sales we are generating.

Since our inception we have brought in $1.8MM in lifetime revenue, with $1.12MM of that being booked in the past 12 months.

Our monthly recurring revenue has increased nearly 480% over the past two years, and we closed out Q3 2018 with a MRR of $97K.

Meanwhile, we successfully raised $363K in 2016/17 though a friends and family round which was allocated for capital expenditures and raw material purchases.

Not Just A Service. A Clothing Label.

How Do You Overcome A Sourcing Issue?

Do it yourself.

If there aren't enough designers delivering fashionable looks and quality garments at an affordable price, you start your own clothing label. If you can't find the right garment manufacturers to execute your vision, you purchase your own equipment and set up your own shop.

That's what we did.

We design all of our garments in Los Angeles, CA and



manufacture them at our own facility in Lima, Peru. We have full control over every aspect of the garment making process, from cut to finishing.

Why Peru?

First, favorable trade deals with the United States allow us to bring in our merchandise with virtually no tariffs, reducing our costs and allowing us to pass the savings on to our members.





Second, Peru has a reputation for having some of the best fabrics in the world.

Our knits? Nearly all of them are made with soft and durable Peruvian Pima cotton, which represents just 1% of the cotton grown worldwide.

Our wovens? We source them from the same fabric manufacturers that supply established brands like Ralph Lauren, Tommy Bahama, Penguin, IZOD and many others.

We go out of our way to introduce unique fabrics made from natural fibers that aren't usually found in traditional B&T clothing.

Finally, Peru is about life coming full circle.

Our founder, Wil Cuadros, is the son of Peruvian immigrants. The moment he started The Winston Box, he knew that he needed to go to Peru to find his success and to give back. This is why we are focused on fair and ethical business practices overseas.



We pay a living wage to all of our employees in Peru with full benefits including vacation pay and private medical insurance. Paid lunches, every day. Bonuses and incentive programs. Training and mentorship for personal and professional growth.

We have been rewarded with not just the best employees a company could ask for, but with a family that enjoys working together and that genuinely takes pride in every thread, stitch and button.

Recent Looks








The FLAP Test

When we asked Big & Tall men what they hated the most about shopping for clothes during the development phase of our clothing line, we got A LOT of answers, most of which couldn't be printed in polite company.

However, those that could be printed typically fell into one of four major categories. At The Winston Box, we call these FLAP, which stands for:

- FIT
- LOOK
- AVAILABILITY
- PRICING

Many big & tall brands and retailers fail the FLAP test. The fit is inconsistent, the look is dated, the availability is limited and the pricing is expensive. However, by designing our own clothing line, we have been able to address many of the pain points that big & tall men face when shopping for clothes.

F	**L**	**A**	**P**
FIT	**LOOK**	**AVAILABILITY**	**PRICING**
Our label is made by and for B&T men, paying close attention to the fit and sizing when developing our patterns.	Our in-house design team is always looking to create fashion-forward looks that are not found i most B&T stores.	Our members know that their preferred looks and styles are available in every one of our small-batch monthly collections.	Because we sell direct-to-consumer, we can send 2-3 quality garments for the price of one item at many B&T retailers.

Not Just A Clothing Label. A Life Changer.

Confidence. Delivered Monthly.

The Winston Box is proud to be at the forefront of the emerging body positivity movement, and we are humbled by the life-changing impact our clothing, service and message of inclusion is having on our customers.

"This is the first time in over a decade that I have left the house and gone out in public in just a t-shirt, with nothing else over it to help conceal my shape. This is what The Winston Box has done for me: I feel comfortable in my own skin." - Aaron D.

"I am here, almost in tears. Someone has answered my prayers and I feel like I fit in with normal person." - Jason M.

"I've never seen my 15 year old care about clothes!" - Mitzi M.

"I am in LOVE with this box. Each item is so cool, fun and fits perfect. The best part of it is I feel like I look great and you just can't buy that confidence anywhere." - Andrew B.

"Just got my Signature Stretch Denim Jeans and I'm in love... I have paid well over $100 for jeans that aren't this nice." - Martin D.

Our Competition and the Big & Tall Sector

Traditional and Specialty Retailers

The B&T industry is highly fragmented, with most of the market comprised of independently owned operators who typically own one to two locations. However, DXL Group is the major player that dominates the industry with just over 1/3 of the market share. (Source: IBISWorld)

The industry was previously dominated by three major companies, including JCPenney Corporation Inc. and The Men's Warehouse. However, both these companies decided to shutter

Subscription Box Competition



their specialty stores and incorporate their big and tall clothing lines into the regular operations over the past decade, moving them outside the scope of this industry. Industry concentration has decreased slightly during the period due to the exit of the two aforementioned retailers. (Source: IBISWorld)

Subscription Services

Two years into this project, the majority of subscription services are still not serving the B&T market. However, there are a few subscription services to be aware of.

Maximus Box is a subscription service that is similar to ours. They appear to have started a few months before us as Maximus Trax. However, they wiped all of their social media posts, rebranded themselves and then re-launched in 2017. Based on their estimated sales and their dwindling social media presence, they don't seem to be a major competitor for us.

Bombfell recently partnered with JCPenney to send curated boxes from JCPenney inventory. However, per our research, paying a styling fee to be sent JCPenney merchandise at full retail hasn't been well-received by B&T men used to going to JCPenney for their sales.

A Message From Our Founder



"A lot of people don't belong [in our clothes], and they can't belong. Are we exclusionary? Absolutely!"

This quote from the former CEO of Abercrombie & Fitch when asked why they didn't carry larger sizes in their stores is everything that is wrong with the fashion industry.

As a man who has worn bigger sizes for most of his life, I can tell you from first-hand experience that shopping is a soul-crushing experience.

Finding a specialty big & tall store is a challenge to start with, and the few department stores with extended sizes keep them in a small corner of the store. My local department store keeps their big & tall sizes in the housewares section, next to the blenders and the towels.

I wish I was kidding.

Then you see what they have to offer. The fabrics are cheap. The clothes look like something my dad would wear. Worst of all, I'm asked to pay a premium for this horrible shopping experience!

I believe that the fashion industry would prefer Big & Tall men didn't exist. This is why I started The Winston Box.

This isn't business. It's personal

Wil Cuadros, Founder
The Winston Box, LLC



May 2016
The Winston Box Launches
The Winston Box launches and starts the process of creating a campaign for Kickstarter funding (Company organized in August 2016).

July 2016
The Winston Box Reaches its Campaign Goal on Kickstarter!
$55,829 raised by 515 backers.

December 2016
1st Box Ships

October 2017
10,000 Boxes Shipped
Over 27,000 Garments

July 2018
20,000 Boxes Shipped
Over 51,000 Garments

Date of StartEngine Launch (Present)
Your Company Launches on StartEngine!

In the Press



FOX BUSINESS · Esquire · INSIDE edition · ACCESS HOLLYWOOD

SHOW MORE

Meet Our Team



Wil Cuadros
Founder, President & Manager
Wil sets the overall vision for the organization. Leads Peru-based operations and all sales/customer service initiatives. Over 20 years of experience in sales.

customer service and management in the hospitality, financial services and higher education. He has been with The Winston Box from May 2016 to Present. Before launching The Winston Box, Wil was the Director of Admissions at Fremont College, an accredited postsecondary institution of higher learning in Los Angeles, CA from July 2014 through May of 2016. His previous start-up experience is as the Director of Client Solutions for Zip Ed Tech, an education technology firm based in Los Angeles, CA from November 2013 to July 2014.



Amit Patel

Chief Executive Officer & Manager

Amit oversees overall business strategy and leads US - based operations. Has led Business, IT, and Finance teams for over 15 years in the hospitality, public works, higher education, and publishing sectors. Double major in Finance and Business IT from Virginia Tech. He has been with The Winston Box from May 2016 to Present. Before joining The Winston Box, he was the Vice President of Information Technology and Business Intelligence at Zip Ed Tech, an education technology startup in Los Angeles, CA from November 2013 to April 2016.



Offering Summary

Maximum 16,461 shares of Class C Units ($106,996.50)

**Maximum subject to adjustment for bonus shares. See 10% Bonus below*

Minimum 1,538 shares of Class C Units ($9,997)

Company	The Winston Box, LLC
Corporate Address	1265 W. 130th St, Gardena, CA 90247
Description of Business	The Winston Box is the premier monthly clothing subscription service that caters exclusively to the men's big & tall market segment. We control the design, manufacturing and distribution of our signature label, delivering high quality garments and consistent sizing at a reasonable flat rate.
Type of Security Offered	Class C Units
Purchase Price of Security Offered	$6.50
Minimum Investment Amount (per investor)	400.00

The 10% Bonus for StartEngine Shareholders

The Winston Box, LLC will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 Class C Units at $6.50 / unit, you will receive 10 Class C Units bonus shares, meaning you'll own 110 shares for $650. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

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VIDEO TRANSCRIPT (Exhibit D)

Subscription services have been growing in popularity for quite some time, especially in the fashion industry, where companies like Stitch Fix take clothe men and women, Trunk Club sells to upscale gentlemen, and Dia&Co has cornered the growing plus size women's market.

Yet despite the demand from big & tall consumers, subscription services have failed to add big & tall sizes into their existing inventory.

The reason?

There just aren't enough affordable and fashionable brands making big & tall clothing.

Enter The Winston Box, a subscription service exclusively for bigger men. Every month our members receive 2-3 items, totaling up to $150 for just $75 bucks.

How have people responded? We'll let our numbers do the talking.

Oh, and how did we overcome the souring issue that other boxes couldn't? Simple. We started our own clothing line.

We design our own garments and then manufacture them at our shop in Lima, Peru.

Whether our member is Casual, Classic, or Trendy, manufacturing our own label allows us to offer consistent sizing and fashionable looks at an affordable price.

On behalf of the entire team at The Winston Box, thank you for watching this video and we hope to have you as part of our team very soon.

Big things are happening at The Winston Box. Won't you join us?

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

AMENDED AND RESTATED
OPERATING AGREEMENT

OF

THE WINSTON BOX, LLC

A CALIFORNIA LIMITED LIABILITY COMPANY

AMENDED AND RESTATED
OPERATING AGREEMENT

OF

THE WINSTON BOX, LLC

A California Limited Liability Company

This AMENDED AND RESTATED OPERATING AGREEMENT of THE WINSTON BOX, LLC, a California limited liability company (the "Company"), is made and entered into and shall be effective as of October 1, 2018 by Wilfredo Cuadros, Amit Patel, Nathan Anglin, Anthony Huh, Christian Torresluna, John Hollingsworth, Luis Arteaga, Johny Lee, Eric Rubenstein, Yana Treystman and such other persons admitted as Members from time to time (its "Members").

WHEREAS, the Company was formed pursuant to the filing of a Certificate of Formation on August 2, 2016 with the California Department of Corporations, under the California Act;

WHEREAS, the Company has been heretofore operated pursuant to the Operating Agreement, effective as of August 2, 2016, among the Company and the Members and Managers party thereto (the "Prior Operating Agreement"); and

WHEREAS, the parties desire to adopt and approve this Agreement, as the limited liability company agreement for the Company, to establish their rights and responsibilities and to govern their relationships.

NOW, THEREFORE, in consideration of the mutual covenants and agreements that are herein made and intending to be legally bound, the parties hereby agree as follows:

ARTICLE I.

DEFINITIONS AND RULES OF CONSTRUCTION

1.1   Definitions. The following terms, as used herein, shall have the following respective meanings:

      1.1.1   "Agreement" means this Amended and Restated Operating Agreement, as it may be amended, restated or supplemented from time to time.

      1.1.2   "Article of Organization" means the article of organization of the Company, as amended or restated from time to time, filed in the Secretary of State of the State of California in accordance with the California Act.

      1.1.3   "California Act" means the Beverly-Killea Limited Liability Company Act, Section 17000 et seq. of the California Corporations Code.

      1.1.4   "Capital Account" in respect of any Member shall mean the amount of such Member's Capital Contributions, increased or decreased in accordance with the provisions of this Agreement.

1.1.5 "Capital Contribution" means the amount of money contributed by such Member to the Company and, if property other than money is contributed, the fair market value of such property, net of liabilities assumed or taken subject to by the Company.

1.1.6 "Certificate of Cancellation" means a certificate of cancellation filed in accordance with the California Act.

1.1.7 "Certificate of Dissolution" means a certificate of dissolution filed in accordance with the California Act.

1.1.8 "Class A Members" means, at any time, any Person holding Class A Units at such time.

1.1.9 "Class A Units" means the Class A Units of the Company.

1.1.10 "Class B Members" means, at any time, any Person holding Class B Units at such time.

1.1.11 "Class B Units" means the Class B Units of the Company.

1.1.12 "Class B Unit Purchase Agreement" means the Subscription Agreement by and between the Company and each of the Class B Members, as the same may be amended or modified in writing from time to time.

1.1.13 "Class C Members" means, at any time, any Person holding Class C Units at such time.

1.1.14 "Class C Units" means the Class C Units of the Company.

1.1.15 "Class C Unit Purchase Agreement" means the Subscription Agreement by and between the Company and each of the Class C Members, as the same may be amended or modified in writing from time to time.

1.1.16 "Company" means THE WINSTON BOX, LLC.

1.1.17 "Distribution" shall mean any transfer of money or property to a Member, in its capacity as a Member, from the Company pursuant to this Agreement, including, but not limited to, any amount distributed to it upon its withdrawal from the Company or upon its withdrawal of a portion of its Capital Account.

1.1.18 "Economic Interest" means a Person's right to share in the cash distributions, but does not include any other rights of a Member including, without limitation, the right to vote or to participate in the management of the Company, or, except as otherwise provided herein, any right to information concerning the business and affairs of the Company.

1.1.19 "Governmental Body" means any government or governmental or regulatory body thereof, or political subdivision thereof, whether federal, state, local or foreign, or any agency or instrumentality thereof, or any court or arbitrator (public or private).

1.1.20 "Interest" means the ownership interest of the Member in the Company (which shall be considered personal property for all purposes), consisting of (i) such Member's interest in capital, profits, losses, credits, allocations and distributions, (ii) such Member's right to vote or grant or withhold consents with respect to Company matters as provided herein or in the California Act and (iii) such Member's other rights and privileges as herein provided.

1.1.21 "Liquidator" shall have the meaning set forth in Section 10.3 hereof.

1.1.22 "Major Decision" shall have the meaning set forth in Section 3.2 hereof.

1.1.23 "Managers" or "Board of Managers" means the Person or Persons designated pursuant to Section 3.4 hereof and all other Persons who may from time to time be duly designated to serve as Managers in accordance with the provisions hereof, so long as each such Person shall continue in office in accordance with the terms hereof and all such Persons are intended to constitute "Managers" of the Company within the meaning of the California Act.

1.1.24 "Members" means Wilfredo Cuadros, Amit Patel, Nathan Anglin, Anthony Huh, Christian Torresluna, John Hollingsworth, Luis Arteaga, Eric Rubenstein and any other Person who may from time to time be admitted to the Company as a substituted member as herein provided.

1.1.25 "Percentage Interest" means the percentage of issued and outstanding Units owned by a Member represented by a fraction, the numerator of which is the number of Units owned by such Member and the denominator of which is the aggregate number of issued and outstanding Units as of the date of determination. The sum of the Percentage Interests shall equal 100%.

1.1.26 "Person" means and includes individuals, corporations, partnerships, trusts, associations, joint ventures, limited liability companies, estates and other entities, whether or not legal entities.

1.1.27 "Service Relationship" means service to the Company or its successor in the capacity of an employee or such other service relationship that is approved by the Managers.

1.1.28 "Supermajority in Interest" means, the Members holding more than sixty percent (60%) of the issued and outstanding Units, voting together as a single class.

1.1.29 "Tax Authority" means any Governmental Body responsible for the imposition of any Tax.

1.1.30 "Tax Return" means any return (including any information return), report, statement, schedule, notice, form, or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection, or payment of any Tax or in connection with the administration, implementation, or enforcement of or compliance with any legal requirement relating to any Tax.

1.1.31 "Taxes" mean all federal, state, local and foreign income, property and sales taxes and tariffs and all charges, fees, levies or other assessments whether federal, state, local or foreign based upon or measured by income, capital, net worth or gain and any other tax including but not limited to all net income, gross income, gross receipts, sales, use, ad valorem, transfer, franchise, profits, withholding, payroll, employment, social security, unemployment, FICA, FUTA, excise, occupation, property or other taxes, customs, duties, fees, assessments or charges of any kind whatsoever including all interest and penalties thereon, and additions to tax or additional amounts imposed or charged by any Governmental Body.

1.2   Capitalized Terms – California Act. Unless the context otherwise requires, capitalized terms used in this Agreement but not herein defined shall have the meanings set forth in the California Act.

1.3   Rules of Construction. Unless the context otherwise requires, references to the plural shall include the singular and the singular shall include the plural, and the words "hereof," "herein," "hereunder" and similar terms in this Agreement refer to this Agreement as a whole and not to any particular provisions of this Agreement. Any use of the masculine, feminine or neuter herein shall be deemed to include a reference to each other gender.

ARTICLE II.

FORMATION AND PURPOSE

2.1   Name and Formation. The name of the Company shall be "THE WINSTON BOX, LLC" or such other name as the Managers shall from time to time select. The Company is a limited liability company formed pursuant to the provisions of the California Act.

2.2   Purpose. The purpose of the Company is to provide a big and tall apparel subscription service (the "Business") and to engage in any lawful act or activity for which limited liability companies may be formed under the Laws of the State of California.

2.3   Principal Place of Business. The principal place of business of the Company shall be at such location that the Managers determine from time to time.

2.4   Registered Agent; Registered Office. The registered agent and the registered office for the Company in the State of California shall be as set forth in the Article of Organization, as amended from time to time by the Managers.

2.5   Term. The term of the Company shall commence on the filing of the Article of Organization and shall continue until the Company is terminated upon the filing of a Certificate of Cancellation and Certificate of Dissolution at the time specified in Section 10.1 and in accordance with Section 10.4 of this Agreement.

2.6   Securities Laws. Each Member acknowledges that neither the Interests nor the Units have been registered under the Securities Act of 1933, as amended, or any state securities laws, as they are being acquired in a transaction not involving a public offering, and, under such laws, may not be resold or transferred by any Member without appropriate registration or the availability of an exemption from such requirements.

2.7   Units.

      2.7.1   There shall be three classes of Units: Class A Units, Class B Units and Class C Units. The Class A Units, Class B Units and Class C Units shall have the rights, preferences and privileges set forth in this Agreement. The rights, preferences and privileges of any new Units shall be determined by the Managers.

      2.7.2   The Class A Units and Class B Units shall be identical for all purposes (including voting), except as set forth in this Agreement and except that, upon a liquidation of the Company, a Class B Member may elect to either (i) receive a distribution equal to the total of its Capital Contribution, less any distributions made to such Class B Member pursuant to Section 8.2 or (ii) receive a *pro rata* distribution, in accordance with such Class B Member's Percentage Interest.

      2.7.3   The Class A Units and Class C shall be identical for all purposes, except as set forth in this Agreement and except that Class C Units hold no voting rights whatsoever, and members who only own Nonvoting Shares will have no right to vote on any matters. Members may hold both Voting Shares and Nonvoting Shares.

ARTICLE III.

MANAGEMENT

3.1   Management and Control. Subject to Section 3.2, the management and control of the Company and of its business and the power to act for and bind the Company shall be vested exclusively in, and all matters and questions of policy and management shall be decided solely by the Managers. Except as provided in Section 3.2, all decisions respecting any matter set forth in this Agreement or otherwise affecting or arising out of the conduct of the Company's business shall be approved by Managers, acting unanimously. If the Managers are deadlocked regarding any matter, such matter shall be decided by the Members holding at majority of the outstanding Units, voting together as a single class. Notwithstanding the above, the Managers, in their sole discretion, may delegate the powers and duties set forth herein in accordance with the terms of this Agreement. The Managers shall have all the rights and powers generally necessary or convenient in connection with the management and operation of the Company and of the business of the Company, including without limitation the right to, or, as applicable, cause the Company to:

        3.1.1   acquire, hold, dispose of, exchange or hypothecate any property, real, personal or mixed, including the purchase, lease, improvement, maintenance, exchange, trade or sale of such property from, with or to any party, including without limitation a person or entity related to or controlled by the Managers, at such price, rental or amount, for cash, securities or other property, and upon such terms as the Managers deem to be in the best interest of the Company;

        3.1.2   borrow money and accelerate the receipt of payments under contracts and to guarantee the debts of others and, if security is required for any of the foregoing, to pledge, assign, lien, mortgage or subject to any other security device all or any portion of the property of the Company, to obtain replacements of any mortgage or any other security device, and to prepay, in whole or in part, refinance, increase, modify, consolidate or extend any obligation or security device, all of the foregoing at such terms and in such amounts as the Managers deem to be in the best interest of the Company;

        3.1.3   place title to, or the right to use, Company assets in the name or names of a nominee or nominees for any purpose the Managers deem convenient or beneficial to the Company;

        3.1.4   acquire and enter into any contract of insurance that he deems necessary and proper for the protection of the Company and the conservation of its assets;

        3.1.5   employ attorneys, independent certified public accountants, insurance brokers, appraisers, investment advisors and the like;

        3.1.6   deposit funds of the Company in checking or savings accounts and money markets and designate the signatures for withdrawal therefrom and invest in short term obligations such funds of the Company as they deem from time to time not to be needed for current operations;

        3.1.7   prosecute, defend, settle or compromise any actions, claims, investigations or tax audits at the Company's expense as they deem necessary or proper to enforce or protect the interests and property of the Company and to satisfy any judgment or settlement;

        3.1.8   include in any mortgage, lien or security interest granted by the Company a confession of judgment against the Company;

        3.1.9   appoint and remove officers of the Company as provided herein;

        3.1.10 execute and deliver contracts, instruments, filings, notices and other documents of whatsoever nature on behalf of the Company and all certificates or other documents (including, without limitation, the Article of Organization and any amendments thereto) required or permitted to be filed by or on behalf of the Company pursuant to the

California Act (any such contract, instrument, certificate or other document to require the signature of only one Manager or, in lieu thereof, the signature of such officer, employee or agent to whom authority for such action has been delegated by the Managers);

      3.1.11 accept new Members and allocate to them appropriate Percentage Interests in the Company;

      3.1.12 make distributions from the Company;

      3.1.13 make any amendment or modification to this Agreement;

      3.1.14 pay any salary or remuneration to a Manager for services rendered to the Company in such Person's capacity as Manager; and

      3.1.15 hire or fire any employee of the Company.

3.2   Major Decisions. Notwithstanding the powers reserved for the Managers contained in Section 3.1, the Company may not take any of the following actions or make any of the following decisions (each, a "Major Decision") without the prior approval of a Supermajority in Interest:

      3.2.1   the decision to dissolve, liquidate or reorganize the Company except as specifically set forth in this Agreement, or file any voluntary petition for the Company under the United States Bankruptcy Code, or seek the protection of any other federal or state bankruptcy or insolvency law or debtor relief statute or consent;

      3.2.2   cause the Company to merge or consolidate with or into any other business enterprise or enterprises with which the Company may merge or consolidate under the California Act; and

      3.2.3   call for additional capital hereunder.

3.3   No Management by the Members. Except for such voting rights expressly reserved herein for the Members, the Members shall not be entitled to participate in the management of the affairs of the Company.

3.4   Designation of Managers. The Members hereby designate Wilfredo Cuadros and Amit Patel as Managers.

3.5   Meetings and Votes - Managers. The Board of Managers, if consisting of more than one Person, shall meet from time to time, upon written notice from any Manager requesting such meeting. Meetings of the Managers shall be held at the principal place of business of the Company or at such other places as the Managers may designate from time to time. Any meeting of the Managers may be held by conference telephone or electronic mail or similar communication equipment so long as all Managers participating in the meeting can hear one another or see the communications from all others, and all Managers participating by telephone or similar communication equipment shall be deemed to be present in person at the meeting. It is the responsibility of the Manager calling for a meeting to arrange for the appropriate communication equipment, to the extent practicable. The unanimous presence of the Managers is required for a meeting to be valid.

3.6   Action by Written Consent Without a Meeting. Any action that may be taken at any meeting of the Managers may be taken without a meeting if a consent in writing setting forth the action so taken is signed by each Manager whose consent hereunder is required. Any such written consent may be executed and given by telecopy or similar electronic means. Such consents shall be filed with the Company and shall be maintained in the Company's records.

3.7   Termination of Managers. A Manager may resign as a Manager by written notice to the Company. A Manager can only be removed as follows: (i) with or without cause by the unanimous affirmative vote of all of the Members; (ii) if such Manager commences a voluntary case, or has entered against it a petition, for relief under any federal bankruptcy act or any similar petition, order or decree under any federal or state law or statute relative to bankruptcy, insolvency or other relief for debtors, (iii) if such Manager causes, suffers or consents to the appointment of a receiver, trustee, administrator, conservator, liquidator or similar official in any federal, state or foreign judicial or non-judicial proceedings, to hold, administer and/or liquidate all or substantially all of its property, (iv) if such Manager makes an assignment for the benefit of creditors, (v) if such Manager is convicted of a crime of moral turpitude, (vi) if a court of competent jurisdiction determines that the Manager has violated the terms of this Agreement or any other agreement binding on the Company, including, any employee manual for the Company, or (vii) if the Manager dies or becomes incapacitated or resigns.

3.8   Exculpation. To the fullest extent permitted by applicable laws, no Manager shall be liable, responsible or accountable in damages or otherwise to the Company or to the Members for any act or omission performed or omitted by such Manager, whether in his capacity as a Manager or otherwise. To the extent that, at law or in equity, a Manager has duties (including fiduciary duties) and liabilities related thereto to the Company or to the Members, it is expressly agreed by the Members that such liabilities and duties shall be deemed eliminated, and if elimination is not allowed by applicable laws, they shall be deemed limited to the fullest extent permitted by applicable laws.

3.9   Reimbursement and Compensation. The Managers shall be entitled to receive fees, salary or remuneration for services rendered to the Company in their capacity as Managers, as determined from time to time by the Managers. Additionally, the Managers shall be entitled to reimbursement of expenses reasonably incurred on behalf of the Company.

3.10   Non-Competition; Non-Solicitation. During the period in which a Person is a Member hereunder and for a period of one (1) year following the termination or cessation of such Member holding a Unit in the Company for any reason, such Member will not, without the prior written consent of the Managers:

3.10.1 For himself or on behalf of any other person or entity, directly or indirectly, either as principal, partner, stockholder, officer, director, member, employee, consultant, agent, representative or in any other capacity, own, manage, operate or control, or be concerned, connected or employed by, or otherwise associate in any manner with, engage in or have a financial interest in, any business that owns, operates, markets or commercializes developing solutions and providing services which are similar or competitive to the Company's products and services anywhere in the world (the "Restricted Territory") or (ii) provides any services or sells any products that are competitive with the business of the Company to any of the Company's current clients or documented prospects within or outside of the Restricted Territory; or

3.10.2 either individually or on behalf of or through any third party, directly or indirectly, solicit, divert or appropriate or attempt to solicit, divert or appropriate, for the purpose of competing with the Company, any clients or customers of the Company, or any prospective clients or customers with respect to which the Company has developed or made a sales presentation (or similar offering of services), even if such clients or customers were introduced to the Company by such Member; or

3.10.3 either individually or on behalf of or through any third party, directly or indirectly, (i) solicit, entice or persuade or attempt to solicit, entice or persuade any employee of or consultant to the Company to leave the service of the Company for any reason, (ii) employ, cause to be employed, or solicit the employment of, any employee of or consultant to the Company while any such person is providing services to the Company or within six months after any such person ceases providing services to the Company, or (iii) make any false, disparaging or derogatory statements to any media outlet, industry group, financial institution or current or former employee, consultant, client or customer of the Company regarding the Company or any of its members, employees, agents or representatives or about the Company's business affairs and financial condition; or

3.10.4 either individually or on behalf of or through any third party, directly or indirectly, interfere with, or attempt to interfere with, the relations between the Company and any vendor or supplier to the Company.

3.11   Reasonableness of Restrictions. The Members further recognize and acknowledge that the time period and the specific but broad geographical scope of the provisions of Section 3.10 is reasonable, legitimate and fair to the Member in light of the Company's need to market its services and sell its products in a large geographic area in order to have a sufficient customer base to make the Company's business profitable.

ARTICLE IV.

OFFICERS

4.1   General Power and Authority. While Company decisions generally shall be made by the Managers, the daily operation of the business of the Company may be delegated to agents of the Company designated as officers by the Managers.

4.2   Appointment of Officers. The officers of the Company shall be appointed by the Managers and shall serve at the pleasure of the Managers and have such authority and perform such duties as delegated to them by the Managers or as provided in this Agreement.

4.3   Duties and Authority of the President. The President shall be the chief executive officer of the Company. Subject only to the authority of the Managers, the President shall have general charge and supervision over, and responsibility for, the business and affairs of the Company. Unless otherwise directed by the Managers, all other officers shall be subject to the authority and supervision of the President. The President may enter into and execute in the name of the Company contracts or other instruments that are authorized, either generally or specifically, by the Managers. The President shall have the general powers and duties of management usually vested in the office of the president of a corporation. The Managers hereby designate _____ as the President.

4.4   Duties and Authority of Any Other Officer. Any other officer(s) appointed by the Managers shall perform such duties and have such authority as from time to time may be delegated to the other officer(s) by the Managers.

4.5   Removal and Resignation of Officers. The Managers may remove any officer, with or without cause, at any time. Any officer may resign at any time by giving written notice to the Company. Any resignation shall take effect at the date of the receipt of such notice or at any later time specified in such notice (unless such officer is otherwise removed prior to such date); and unless otherwise specified in such notice, the acceptance of the resignation shall not be necessary to make it effective.

ARTICLE V.

THE MEMBERS

5.1   Limitation of Liability. The debts, obligations and liabilities of the Company, whether arising by contract, or otherwise, shall be solely the debts, obligations and liabilities of the Company, and neither the Members nor the Managers shall be obligated personally for any such debt, obligation or liability by reason of their managing the affairs of the Company or otherwise, and neither the Members nor the Managers shall be obligated personally for any such debt, obligation or liability of the Company by reason of their status as Members or Managers, as the case may be, of the Company or otherwise. A Member shall, however, be liable to the Company for payment of its capital contribution in the amount set forth in Exhibit A (a form of which is attached hereto) which will be maintained at the principal office of the Company.

5.2   Withdrawals. No Member can withdraw the Member's Capital Contribution without prior written consent of the Managers.

5.3   Rights of First Refusal on Voluntary Transfers .

5.3.1   Right of First Refusal of the Company. Any Member who intends to sell, assign, transfer or otherwise voluntarily alienate or dispose of any Units (the "Selling Member") shall, prior to any such transfer, give written notice (the "Selling Member's Notice") of such intention to the Company and the other Members. The Selling Member's Notice shall include the name of the proposed transferee (the "Proposed Transferee"), the proposed purchase price per Unit, the terms of payment of such purchase price and all other matters relating to such sale and shall be accompanied by a copy of a binding written agreement of the Proposed Transferee to purchase such Units from the Selling Member. The Selling Member's Notice shall constitute a binding offer by the Selling Member to sell to the Company or its designee and the and other Members such number of Units (the "Offered Units") then owned by the Selling Member as are proposed to be sold in the Selling Member's Notice at the monetary price per Unit designated in the Selling Member's Notice, payable as provided in Section 5.3.3 hereof. Not later than thirty (30) days after receipt of the Selling Member's Notice, the Company shall deliver written notice (the "Company's Notice") to the Selling Member and other Members stating whether the Company has accepted the offer stated in the Selling Member's Notice. The Company may only accept the offer of the Selling Member in whole and may not accept such offer in part. If the Company accepts the offer of the Selling Member, the Company's Notice shall fix a time, location and date for the closing of such purchase, which date shall be not less than ten (10) nor more than thirty (30) days after delivery of the Company's Notice.

5.3.2   Right of First Refusal of Non-Selling Members. If the Company fails to accept the offer stated in the Selling Member's Notice within the thirty (30) day period provided in Section 5.3.1, then all of the Members other than the Selling Member (the "Buying Members") shall have the right to purchase the Offered Units, at the monetary price per Unit designated in the Selling Member's Notice, payable as provided in Section 5.3.3. Not later than thirty (30) days after the expiration of the thirty (30) day period described in Section 8.3(a), the Buying Members shall deliver to the Selling Member a written notice (the "Buying Members' Notice") stating whether the Buying Members have accepted the offer stated in the Selling Member's Notice. The Buying Members may only accept the offer of the Selling Member in whole and may not accept such offer in part. If the Buying Members accept the offer of the Selling Member, the Buying Members' Notice shall fix a time, location and date for the closing of such purchase, which date shall be not less than ten (10) nor more than thirty (30) days after delivery of the Buying Members' Notice. Unless otherwise agreed between or among the Buying Members, the purchase by the Buying Members shall be pro rata based on their Percentage Interests; provided, that if one or more of the Buying Members elects not to purchase any Offered Units, the remaining Buying Members may purchase all of the Offered Units without the consent of any non-purchasing Members, pro rata between or among them based on their Percentage Interests or in such other manner as they may agree.

5.3.3   Closing. The place for the closing of any purchase and sale described in Section 5.3.1 or Section 5.3.2 shall be the principal office of the Company or at such other place as the parties shall agree. At the closing, the Selling Member shall accept payment on the terms offered by the Proposed Transferee; *provided, however*, that the Company and the Buying Members shall not be required to meet any non-monetary terms of the proposed transfer, including, without limitation, delivery of other securities in exchange for the Units proposed to be sold. At the closing, the Selling Member shall deliver to the Company or the Buying Members, as the case may be, in exchange for Units purchased and sold at the closing, certificates, if any, for the number of Units stated in the Selling Member's Notice, accompanied by duly executed instruments of transfer, or such other documents as may be necessary to effectuate such transfer of Units.

        5.3.4   <u>Transfers to Third Parties</u>. If the Company and the Buying Members fail to accept the offer stated in the Selling Member's Notice, then, subject to the Members' rights in Section 5.4 below, the Selling Member shall be free to sell all, but not less than all, of the Offered Units to the designated transferee at a price and on terms no less favorable to the Selling Member than described in the Selling Member's Notice; *provided, however*, that such sale is consummated within ninety (90) days after the later of the giving of the Selling Member's Notice to the Company and the Members. As a condition precedent to the effectiveness of a transfer pursuant to this Section 5.3.4, the Proposed Transferee shall agree in writing prior to such transfer to become a party to this Agreement and shall thereafter be permitted to transfer Units only in accordance with this Agreement.

        5.3.5   <u>Transfers to Permitted Transferees</u>. The restrictions on transfer contained in this Section 5.3 and Section 5.4 shall not apply to transfers by a Member to (a) any member of the transferor's immediate family, (b) the transferor's executor, administrator, guardian, conservator, trustee, or personal representative to whom such Units are transferred at death or involuntarily by operation of law, or (c) if the transferor is a trust, the beneficiaries to whom such Units are transferred pursuant to the terms of the governing instrument upon the termination of the trust, (collectively, "<u>Permitted Transferees</u>"); provided, however, that in any such event the Units so transferred in the hands of each such Permitted Transferee shall remain subject to this Agreement, and each such Permitted Transferee shall so acknowledge in writing as a condition precedent to the effectiveness of such transfer.

    5.4   <u>Tag Along</u>.

        5.4.1   <u>Notice of Proposed Sale</u>. In the event all of the Offered Units offered for sale by the Selling Member pursuant to Section 5.3 are not purchased by the Company or Buying Members pursuant to Section 5.3 hereof or Transferred to a Permitted Transferee, and the Selling Member proposes to sell to the Proposed Transferee such Offered Units in accordance with Section 5.3, the Selling Member shall submit a written notice (the "<u>Co-Sale Notice</u>") to the Members disclosing the amount of Offered Units proposed to be transferred to the Proposed Transferee (the "<u>Co-Sale Interests</u>").

        5.4.2   <u>Right of Participation in Sales</u>. Each Member that has not elected to exercise its right of first refusal pursuant to Section 5.3 hereof (each a "<u>Non-Exercising Member</u>"), shall have the right (the "<u>Co-Sale Right</u>") to sell to the Proposed Transferee, at the same price per Unit and on the same terms and conditions set forth in the Selling Member's Notice, a portion of the Offered Units to be sold to the Proposed Transferee that is less than or equal to the quotient obtained by <u>dividing</u> (a) the total number of Units held by such Non-Exercising Member at the applicable time, by (b) the total number of Units held by all Non-

Exercising Members (including the Selling Member) at the applicable time. To the extent a Non-Exercising Member exercises its Co-Sale Right in accordance with this Section 5.4, the Offered Units which the Selling Member may sell to the Proposed Transferee shall be correspondingly reduced.

5.4.3 <u>Notice of Intent to Participate</u>. If a Non-Exercising Member wishes to participate in any sale pursuant to this Section, then such Non-Exercising Member shall notify the Selling Member in writing of such intention as soon as practicable after such Non-Exercising Member's receipt of the Co-Sale Notice made herein, and in any event within twenty (20) days after the date such Co-Sale Notice has been delivered.

5.4.4 <u>Sale of Co-Sale Interests</u>. The Selling Member and each participating Non-Exercising Member shall sell to the Proposed Transferee all of the Units proposed to be sold by them at not less than the price and upon other terms and conditions, if any, not more favorable to the Proposed Transferee than those set forth in the Selling Member's Notice. If the Units to be sold in accordance with this Section are sold to a Proposed Transferee who is not a party to this Agreement, such Proposed Transferee must agree in writing to be bound by the terms and conditions hereof applicable to the Members and the Offered Units so sold shall continue to be subject to the restrictions imposed by this Agreement.

5.4.5 <u>Closing</u>. Each Non-Exercising Member that elects to sell any Units pursuant to its Co-Sale Right shall be required to become a party to any agreement(s) contemplated by and expressly identified in the Selling Member's Notice to be executed and delivered by the Selling Member in connection with the sale of the Offered Units and shall be entitled to receive payment for the Units on the terms and at the time contemplated by the Selling Member's Notice. The closing of the sale of Units by any Non-Exercising Member pursuant to the provisions of this Section shall be made in accordance with the terms and conditions set forth in the Selling Member's Notice. At the closing, each participating Non-Exercising Member shall execute and deliver such instruments of conveyance as are reasonably requested by the Proposed Transferee in order to convey title to the Units being sold, free and clear of all liens, claims and encumbrances except as expressly provided in the Selling Member's Notice or in this Agreement.

5.5 <u>Drag-Along</u>.

5.5.1 In the event of a Drag-Along Sale (as defined below), each Member will (i) consent to the Drag-Along Sale, (ii) waive and agree not to pursue any dissenter's rights or any similar rights in connection with or related to such Drag-Along Sale, and (iii) if the Drag-Along Sale is structured as a sale of securities, agree to sell its vested Interests (or the applicable portion thereof) on the terms and conditions of such Drag-Along Sale. The Company and each Member will take all necessary and desirable lawful actions as are reasonably directed by the Dragging-Along Members in connection with the consummation of any Drag-Along Sale, including executing the applicable agreements relating to such Drag-Along Sale in accordance with Section 5.5.3.

5.5.2 If the provisions of Rule 506 promulgated by the Securities and Exchange Commission may be applicable to a proposed Drag-Along Sale, each holder of Interests who is not an "accredited investor," as that term is defined in Regulation D promulgated under the Securities Act, will, at the request of the Dragging-Along Members, appoint either a purchaser representative (as that term is defined in Rule 501 promulgated by the Securities and Exchange Commission) designated in good faith by the Company, in which event the Company will pay the reasonable and customary fees of such purchaser representative, or another purchaser representative that is reasonably acceptable to the Company, in which event such holder will be responsible for the fees of the purchaser representative so appointed.

5.5.3   Each Member agrees that, if the Dragging-Along Members so request, the agreements relating to the Drag-Along Sale may provide for indemnity by each Member in respect of representations and warranties regarding the Company, its Affiliates and their respective assets, properties, liabilities, operations and businesses, and that a source for payment of any such indemnity may be funds deposited in escrow for such purpose or otherwise segregated and withheld from the proceeds otherwise distributed to the selling Members, as the Dragging-Along Members may determine, and any such indemnification obligations will be borne by the selling Members as if they were post-closing adjustments to purchase price. Indemnification or other obligations relating to matters that relate to a particular Member or its Interests will be borne solely by such Member.

5.5.4   "Drag-Along Sale" means a single bona fide arm's length transaction or a series of related bona fide arm's length transactions (i) that would constitute a Change in Control (as defined below), (ii) that has received the approval of the Supermajority in Interest (the "Dragging-Along Members"), (iii) pursuant to which, upon the consummation of the Drag-Along Sale, each Member will receive the same form of consideration and the same portion of the aggregate net consideration (net of any adjustments or indemnities and following the payment of the reasonable expenses incurred by the Company or Members in connection with such Drag-Along Sale to the extent such expenses are approved by the Dragging-Along Members and are not otherwise paid by the Company or the acquiring party or parties) as such Member would have received if such aggregate net consideration had been distributed by the Company in complete liquidation pursuant to the rights and preferences set forth in this Agreement as in effect immediately prior to the consummation of the Drag-Along Sale (including funds deposited in escrow) (and, if less than all of the outstanding Interests are being sold in the Drag-Along Sale, then such portions of aggregate net consideration will be determined as if the Interests included in the Drag-Along Sale were all of the Interests then outstanding). "Change of Control" means the consummation of (i) an acquisition of the Company by any Person, including by way of merger, consolidation or otherwise, in which the Members of the Company immediately preceding such transaction own, following such transaction, securities representing less than fifty percent (50%) of the voting power of the surviving entity; or (ii) the sale or other disposition of all or substantially all of the assets of the Company; *provided, however*, that a transaction shall not constitute a "Change in Control" if its sole purpose is to change the state of formation or incorporation of the Company or to create a holding company that will be owned in substantially the same proportions by the Members holding the Company's securities immediately prior to such transaction

5.6   Termination of Service Relationship. If a Class A Member ceases to have a Service Relationship with the Company for any reason including the death or disability of such Member, the Company shall have the right in its sole election to purchase all (but not less than all) of the Units of such Member within one hundred and fifty (150) days of such event. In the event that the Company exercises this purchase right, the Company shall notify the Member in writing of its intent to purchase the Member's Units. Such notice may be mailed by the Company up to and including the last day of the time period provided for above for exercise of the purchase right. The notice shall specify the place, time and Closing date for payment of the purchase price. The Closing shall be not less than ten (10) days nor more than sixty (60) days from the date of mailing of the notice to the estate of the Member or holder of Units. At the closing, the Company, shall purchase the Units at a purchase price per Unit determined and payable in accordance with Section 5.6.1 hereof. If the Member's Units are not purchased by the Company, then such Units may be retained by the Member and shall continue to be subject to all other provisions of this Agreement.

5.6.1   Appraisal. The purchase price of each Unit purchased under Section 5.6 shall be the fair market value per Unit determined as follows:

(a) The fair market value per Unit shall be determined in each case pursuant to the provisions of this Section 5.6.1 as if all of the Units of the Company were being sold by a willing seller to a willing buyer, neither of whom is under any compulsion to buy or sell (the "FMV Purchase Price");

(b)   Promptly upon the occurrence of an event triggering the Company's right to purchase a Member's Units, the Company on the one hand, and the Member (or his respective estate, transferees or successors), on the other hand (the "Departing Member"), shall attempt to negotiate the FMV Purchase Price in good faith. If, within thirty (30) days following commencement of such negotiations (the "Negotiation Period"), the parties shall have agreed upon the FMV Purchase Price, such FMV Purchase Price shall be binding upon the parties;

(c) If, during the Negotiation Period the parties shall not have been able to agree upon the FMV Purchase Price, then the parties shall promptly and mutually select a member or an associate of an independent investment banking firm, a public accounting firm, a business appraisal firm or another person experienced in valuing the securities of entities in businesses similar to the Company's (the "Independent Appraiser") to determine the FMV Purchase Price. If the parties are able to so mutually select the Independent Appraiser, then the parties shall promptly furnish to the Independent Appraiser such information concerning the Company's operations, assets and properties, financial condition, earnings, capitalization and sales of any of its Units, and any offers or indications of interest received by the Members or the Company, as the Independent Appraiser may request or the parties may deem relevant. The FMV Purchase Price as determined by the Independent Appraiser (which determination the Independent Appraiser shall be instructed to render in writing within thirty (30) days following the selection of such Independent Appraiser) shall be binding upon the parties. The fees and expenses of the Independent Appraiser shall be borne by the Departing Member.

(d)   If, within thirty (30) days following the expiration of the Negotiation Period, the parties shall not have been able to mutually select the Independent Appraiser, then the Company on the one hand, and the Departing Member or his legal representatives, on the other hand, shall each appoint a member or an associate of an independent investment banking firm, a public accounting firm, a business appraisal firm or another person experienced in valuing the securities of entities in businesses similar to the Company's as its appraiser (such party's "Appraiser"), and the parties shall promptly furnish to the two Appraisers so appointed such information concerning the Company's operations, assets and properties, financial condition, earnings, capitalization and sales of any of its Units, and any offers or indications of interest received by the Members or the Company, as either Appraiser may request or the parties may deem relevant. Each Appraiser shall, within thirty (30) days following its appointment, render in writing to the parties a report (such Appraiser's "Report"), which Report shall set forth the FMV Purchase Price as determined by such Appraiser, together with the calculation thereof in reasonable detail. If the difference between the FMV Purchase Prices determined by the two Appraisers is less than or equal to an amount equal to fifteen percent (15%) of the average of such FMV Purchase Prices, then the average of such FMV Purchase Prices, rounded to the nearest whole $0.01, shall be the FMV Purchase Price, and such FMV Purchase Price shall be binding upon the parties. The fees and expenses of the Appraiser appointed by the Company shall be borne by the Departing Member, and the fees and expenses of the Appraiser appointed by the Departing Member shall be borne by the Departing Member.

(e) If the difference between the FMV Purchase Prices determined by the two Appraisers is greater than an amount equal to fifteen percent (15%) of the average of such FMV Purchase Prices, then the two Appraisers shall promptly and mutually select a third appraiser using the same criteria as those used to select the Independent Appraiser, which third appraiser has not performed or agreed to perform services for the parties or any of their respective Affiliates during the previous five-year period (the "Third Appraiser") to determine the FMV Purchase Price, or failing action within such period by any party or Appraiser, the Third Appraiser shall be appointed by the American Arbitration Association, Boston, Massachusetts, upon application of any party or Appraiser. The Third Appraiser shall not receive copies of the reports of the two Appraisers, but the parties shall promptly furnish to the Third Appraiser such other information concerning the Company's operations, assets and properties, financial condition, earnings, capitalization and sales of any of its Units, and any offers or indications of interest received by the Members or the Company, as the Third Appraiser may request or the parties may deem relevant. The Third Appraiser shall, within thirty (30) days following its appointment, render in writing to the parties its independent determination of the FMV Purchase Price, together with the calculation thereof in reasonable detail. The FMV Purchase Price shall be the average of the Third Appraiser's determination of the FMV Purchase Price and the Appraiser's determination of FMV Purchase Price which is closest to the Third Appraiser's determination and such average FMV Purchase Price shall be binding upon the parties. The fees and expenses of the Third Appraiser shall be borne by the Departing Member.

(f) Each determination of FMV Purchase Price shall be based upon the assumption that all Units of the Company are being sold and shall not provide for a discount based on the sale of a minority interest in the Company.

(g)   The value so determined shall be equitably adjusted to reflect any subsequent Unit dividend, Unit split, reverse split, recapitalization or similar transaction of the Company.

5.6.2   Closing. The Departing Member whose Units are being purchased (including such Member's legally appointed representative(s)) shall tender all of the Units being purchased hereunder to the purchaser(s) thereof, at the principal office of the Company (or such other place as the parties may agree) at a reasonable date and time specified by the purchaser(s) (in any event within sixty (60) days of the notice from the purchaser(s) to purchase such Units), by delivery of certificates or documents representing such Units or such other document as may evidence the Departing Member's membership interest in the Company endorsed in proper form for transfer. The Company shall pay the purchase price by delivery to the legal representative of the Departing Member of a promissory note by the Company, which shall be payable in three (3) equal annual installments of one-third (1/3) of the unpaid balance of the purchase price, plus interest on the then unpaid balance of the purchase price at a floating rate per annum equal to the sum of the Prime Rate as published in The Wall Street Journal from time to time, such principal and interest payments being payable on each of the first, second, and third anniversary of the date of such promissory note

5.7   Admission of New Members. A new Member shall not be deemed admitted into the Company until the Capital Contribution required of such Person shall have been made and such Person has become a party to this Agreement.

ARTICLE VI.

CAPITAL MATTERS

6.1   Percentage Interests; Initial Capital Contributions; Units. The initial Capital Contribution of each Member is as set forth on Exhibit A (a form of which is attached hereto) which will be maintained at the principal office of the Company.

6.2   Additional Capital Contributions. There shall be no required additional capital contributions unless unanimously determined by the Managers and the Members.

6.3   Legend. Each Member hereby represents and warrants that such Member's acquisition of an Interest hereunder is made as principal for such Member's own account and not for resale or distribution of such Interest. Each Member further hereby agrees that, in the event units are issued evidencing ownership of Interests in the Company, the following legend may be placed upon the unit certificate or any other document or instrument evidencing ownership of units:

THE INTERESTS REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES LAWS. THE INTERESTS MAY NOT BE PLEDGED, HYPOTHECATED, SOLD OR TRANSFERRED UNLESS THEY HAVE FIRST BEEN

REGISTERED UNDER THE SECURITIES ACT AND ANY APPLICABLE STATE SECURITIES LAWS OR UNLESS COUNSEL TO THE COMPANY HAS GIVEN AN OPINION THAT SUCH TRANSFER IS EXEMPT THEREFROM UNDER THE SECURITIES ACT AND ANY APPLICABLE STATE SECURITIES LAWS. IN ADDITION, THE MEMBERSHIP INTERESTS REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS ON TRANSFER SET FORTH IN THAT CERTAIN AMENDED AND RESTATED OPERATING AGREEMENT OF THE COMPANY, AS AMENDED FROM TIME TO TIME IN ACCORDANCE WITH ITS TERMS (THE "AGREEMENT") ENTERED INTO BY ITS MEMBERS, AND ANY TRANSFER OF INTERESTS REPRESENTED BY THIS CERTIFICATE IN VIOLATION OF THE AGREEMENT IS VOID AND OF NO FORCE OR EFFECT, AND SHALL NOT BE RECOGNIZED ON THE BOOKS OF THE COMPANY.

ARTICLE VII.

PROFITS AND LOSSES

7.1   Allocations of Profit and Losses. The Company's profits and losses shall be allocated in accordance with each Member's Percentage Interest provided however that the profits and losses arising from or related to specific investments or transactions can be allocated from time to time in accordance with duly executed Resolutions. As of the date of this Agreement, the Percentage Interest of the initial Members are as designated in Section 6.1.

7.2   Capital Accounts. The Capital Accounts of all Members shall be maintained in accordance with Internal Revenue Code Section 704 and the applicable Treasury Regulations which are incorporated here by reference.

7.3   Deficit Balance. In the event the Company is "liquidated" within the meaning of Treas. Reg. § 1.704-1(b)(2)(ii)*(g)*, Distributions shall be made only to Members with positive Capital Accounts in compliance with Treas. Reg. § 1.704-1(b)(2)(ii)*(b)(2)*. In the event any Member has a deficit balance in his Capital Account, after giving effect to all Capital Contributions, Distributions and allocations for all taxable years, including the year during which such liquidation occurs, such Member shall have no obligation to make any contribution to the capital of the Company with respect to such deficit, and such deficit shall not be considered a debt owed by such Member to the Company or to any other Member for any purpose whatsoever.

7.4   Qualified Income Offset. In the event any Member unexpectedly receives any adjustments, allocations, or distributions described in §1.704-1(b)(2)(ii)*(d)*(4),

§1.704-1(b)(2)(ii)(*d*)(5) or §1.704-1(b)(2)(ii)(*d*)(6) of the Treasury Regulations, items of Company income and gain shall be specially allocated to each such Member in an amount and manner sufficient to eliminate, to the extent required by the Treasury Regulations, the Adjusted Capital Account Deficit of such Member as quickly as possible, provided that an allocation pursuant to this Section 7.4 shall be made only if and to the extent that such Member would have an Adjusted Capital Account Deficit after all other allocations provided for in this Article VII have been tentatively made as if this Section 7.4 were not in the Agreement.

ARTICLE VIII.

DISTRIBUTIONS

8.1   Cash Distribution. Cash distributions shall be distributed to the Members of the Company as and when determined by the Managers in accordance with each Member's Percentage Interest. There is no obligation on the Company to make distributions to enable Members to pay taxes on profits and gains allocated to such Members for any year.

8.2   Distributions on Liquidation. If all or substantially all of the assets of the Company are sold in connection with a liquidation of the Company, or if the Company is otherwise liquidated, the assets of the Company shall be distributed in the following order and priority:

8.2.1   The Liquidator (as defined in Section 10.3 hereof) shall first (i) pay or make reasonable provision to pay all claims and obligations, including all contingent, conditional or unmatured contractual claims, known to the Company, (ii) make provision as will be reasonably likely to be sufficient to provide compensation for any claim against the Company which is the subject of a pending action, suit or proceeding to which the Company is a party, and (iii) make such provision as will be reasonably likely to be sufficient to provide compensation for claims that have not been made known to the Company or that have not arisen but that, based on facts known to the Company, are likely to arise or to become known to the Company within ten (10) years after the date of its dissolution. If there are sufficient assets, such claims and obligations shall be paid in full and any such provision for payment shall be made in full. If there are insufficient assets, such claims and obligations shall be paid or provided for according to their priority and, among claims of equal priority, ratably to the extent of assets available therefor.

8.2.2   Next, at the election of a Class B Member, to such Class B Member in an amount equal to all Capital Contributions made by such Class B Member less all distributions made to such Class B Member pursuant to Section 8.1; *provided that* upon any such distribution, any and all Class B Units held by such Class B Member shall be deemed redeemed and extinguished.

8.2.3   Any remaining assets shall be distributed to each Member in accordance with its Percentage Interest to the extent of their positive Capital Account balances on or before the later of (i) the end of the taxable year during which such liquidation occurs and (ii) ninety (90) days after the date of such liquidation.

8.3   Liquidating Trust. Distributions pursuant to Section 8.2 may be distributed to a trust established for the benefit of the Members for the purposes of liquidating Company assets, collecting amounts owed to the Company, and paying any contingent or unforeseen liabilities or obligations of the Company arising out of or in connection with the Company. The assets of any such trust shall be distributed to a Member from time to time in the same proportions as the amount distributed to such trust by the Company would otherwise have been distributed to the Member pursuant to this Agreement.

8.4   Powers and Duties of Liquidator. The Liquidator, in distributing assets of the Company to the Members in accordance with this Section 8.4, shall have full power and authority to sell any or all of the assets of the Company or to distribute the same in kind to the Members. The fair market value of any assets to be distributed in kind shall be determined by an independent appraiser selected by the Liquidator. Any assets distributed in kind shall be subject to all operating agreements or other agreements relating thereto, which shall survive the termination of the Company. Following the completion of the winding up of the affairs of the Company and the distribution of its assets, the Liquidator shall file a Certificate of Cancellation and Certificate of Dissolution pursuant to the provisions of the California Act.

ARTICLE IX.

FINANCIAL/TAX MATTERS

9.1   Fiscal Year. The fiscal year of the Company shall end on December 31.

9.2   Company Funds. Pending application or distribution, the funds of the Company shall be deposited in such bank accounts, or invested in such interest-bearing or non-interest-bearing investments, including without limitation, federally insured checking and savings accounts, certificates of deposit and time or demand-deposits in U.S. government agencies or government backed securities or mutual funds investing primarily in such securities, or such other investments as the Managers deem appropriate.

9.3   Tax Returns. To the extent the Company is required by the applicable federal, state, local, or foreign tax law to file Tax Returns, the Managers shall cause Tax Returns of the Company to be prepared and timely filed with the appropriate Tax Authorities and shall timely pay, out of Company funds, any Tax owing by the Company.

9.4   Safe Harbor Election and Forfeiture Allocations.

9.4.1   The Members are hereby authorized to cause the Company to make an election to value any Interest issued as compensation for services to the Company (the

"Compensatory Interest") at liquidation value (the "Safe Harbor Election"), as the same may be permitted pursuant to or in accordance with the finally promulgated successor rules to Proposed Treasury Regulations Section 1.83-3(l) and IRS Notice 2005-43 (collectively, the "Proposed Rules"). The Members shall cause the Company to make any allocations of items of income, gain, deduction, loss or credit (including forfeiture allocations and elections as to allocation periods) necessary or appropriate to effectuate and maintain the Safe Harbor Election.

9.4.2   Any such Safe Harbor Election shall be binding on the Company and on all of its Members with respect to all transfers of the Compensatory Interest thereafter made by the Company while a Safe Harbor Election is in effect. A Safe Harbor Election once made may be revoked by the Members as permitted by the Proposed Rules or any applicable rule.

9.4.3   Each Member, by signing this Agreement or by accepting an Interest, hereby agrees to comply with all requirements of the Safe Harbor Election with respect to any Compensatory Interest while the Safe Harbor Election remains effective.

9.4.4   The Members shall cause the Company to file all returns, reports and other documentation as may be required to perfect and maintain the Safe Harbor Election with respect to transfers of all or part of a Compensatory Interest.

9.4.5   Any undertakings by the Members necessary to enable or preserve a Safe Harbor Election may be reflected in amendments to this Agreement and to the extent so reflected shall be binding on each Member, provided, that such amendments are not reasonably likely to have a material adverse effect on the rights and obligations of the Members.

9.4.6   Each Member agrees to cooperate with the Company to perfect and maintain any Safe Harbor Election, and to timely execute and deliver any documentation with respect thereto reasonably requested.

9.4.7   No transfer, assignment or other disposition of any interest in the Company by a Member shall be effective unless prior to such transfer, assignment or disposition the transferee, assignee or intended recipient of such interest shall have agreed in writing to be bound by the provisions of this Section in form satisfactory to the Company.

ARTICLE X.

DISSOLUTION

10.1   Dissolution. The Company shall be dissolved upon the earliest to occur of the following:

10.1.1 the consent of the Supermajority in Interest to effect such dissolution; or

10.1.2 the entry of a decree of judicial dissolution.

10.2   No Other Dissolution. Except upon dissolution of the Company as provided in

Section 10.1, this Agreement shall not be terminated.

10.3   Liquidation. Upon dissolution of the Company, the Members shall designate one or more Person or Persons or itself, as the person delegated the responsibility for liquidating the Company (the Member or such Person or Persons being herein referred to as the "Liquidator"). The Liquidator shall proceed to wind up the business and affairs of the Company in accordance with the requirements of the California Act and this Agreement. A reasonable amount of time shall be allowed for the period of winding up in light of prevailing market conditions and so as to avoid undue loss in connection with any sale of Company assets. This Agreement shall remain in full force and effect during the period of winding up.

10.4   Certificate of Cancellation and Certificate of Dissolution. Following dissolution of the Company pursuant to Section 10.1 hereof, when all debts, liabilities and obligations of the Company have been paid, satisfied, comprised or otherwise discharged or adequate provisions have been made therefor, and all assets have been distributed to the Members, a Certificate of Cancellation and Certificate of Dissolution shall be filed if required by the California Act.

ARTICLE XI.

INDEMNIFICATION

The Company shall indemnify and hold harmless the Managers and Members against any damages, claims, liabilities or expenses (including reasonable attorneys' fees) incurred by or in any way attributed to the Managers or Members in connection with the business of the Company for any act or omission relating thereto. Neither the Company nor the Managers shall have any claim against each other by reason of any act or omission taken or omitted to be taken by the Managers or the Company except for actions or inactions constituting gross negligence, willful misconduct or fraud.

ARTICLE XII.

GENERAL MATTERS

12.1   Checks, Drafts, Evidence of Indebtedness. All checks, drafts, or other orders for payment of money, notes or other evidences of indebtedness issued in the name of or payable to the Company shall be signed or endorsed in such manner and by such person or persons as shall be designated from time to time by the Managers.

12.2   Contracts and Instruments; How Executed. The Managers, except as otherwise provided in this Agreement, may authorize any officer or officers, agent or agents, to enter into any contract or execute any instrument in the name of and on behalf of the Company, and this authority may be general or confined to specific instances; and unless so authorized or ratified by the Managers or within the agency power of an officer, no officer, agent, or employee other than the Managers shall have any power or authority to bind the Company by any contract or engagement or to pledge its credit or to render it liable for any purpose or for any amount.

ARTICLE XIII.

RECORDS AND REPORTS

13.1   Maintenance of Records. The accounting books and records, minutes of resolutions of the Managers and all other information pertaining to the Company that is required to be made available to the Members under the California Act shall be kept at such place or places designated by the Managers or in the absence of such designation, at the principal place of business of the Company. The accounting books and records and other information shall be kept either in written form or in any other form capable of being converted into written form. The books of account and records of the Company shall be maintained in accordance with generally accepted accounting principles consistently applied during the term of the Company, wherein all transactions, matters and things relating to the business and properties of the Company shall be currently entered.

ARTICLE XIV.

MISCELLANEOUS

14.1   Governing Law. This Agreement shall be governed by and interpreted under the substantive laws of the State of California.

14.2   Entire Agreement. This Agreement represents the entire agreement in respect of its subject matter and supersedes all prior agreements, and shall, except as otherwise expressly provided to the contrary, benefit and bind the personal representatives and assigns of the Members.

14.3   Headings. The descriptive headings herein are inserted for convenience only and do not constitute part of this Agreement.

14.4   Notice. Notices to each Member shall be given in writing and personally served or sent by registered or certified mail, return receipt requested, to such Member's last known address. All such notices shall be deemed received upon date of personal service or if mailed as provided herein, upon date of receipt; or, if delivery is refused or cannot be completed, then upon date of second attempted delivery.

14.5   Execution of Documents. The Members agree that they shall execute such instruments as may be necessary or appropriate to carry out the terms of this Agreement and the actions contemplated thereby.

14.6   Counterpart Execution. This Agreement may be executed in any number of counterparts and by facsimile with the same effect as if all of the Member(s) had signed the same document. All counterparts shall be construed together and shall constitute one agreement.

14.7   <u>Amendment</u>. This Agreement may be amended from time to time in writing by a majority of the Percentage Interests of the Members.

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IN WITNESS WHEREOF, and intending to be legally bound, the Members and Managers have executed this Amended and Restated Operating Agreement as of the day and date first above written.

THE WINSTON BOX, LLC

Class A Members:

WILFREDO CUADROS



_____
Wilfredo Cuadros

AMIT PATEL



_____
Amit Patel

ANTHONY HUH

_____
Anthony Huh

CHRISTIAN TORRESLUNA

_____
Christian Torresluna

JOHN HOLLINGSWORTH

_____
John Hollingsworth

LUIS ARTEAGA



_____
Luis Arteaga

JOHNY LEE



Johny Lee

Class B Members:

NATHAN ANGLIN



Nathan Anglin

ERIC RUBENSTEIN

Eric Rubenstein

YANA TREYSTMAN



Yana Treystman

Managers:

WILFREDO CUADROS



Wilfredo Cuadros

AMIT PATEL

Amit Patel

CAPITAL CONTRIBUTION; MEMBERSHIP INTERESTS

Member Name	Cash Contribution	IP Contribution	Units	Percentage Interest
Wilfredo Cuadros		X	245,900 Class A Units	24.59%
Amit Patel		X	217,500 Class A Units	21.75%
Anthony Huh		X	20,700 Class A Units	2.07%
Christian Torresluna		X	39,000 Class A Units	3.90%
John Hollingsworth		X	35,100 Class A Units	3.51%
Luis Arteaga		X	80,000 Class A Units	8.00%
Johny Lee		X	60,000 Class A Units	6.00%
Yana Treystman		X	37,600 Class A Units	3.76%
Nathan Anglin		X	16,700 Class A Units	1.67%
Nathan Anglin	$200,000		133,300 Class B Units	13.33%
Yana Treystman	$133,000		62,400 Class B Units	6.24%
Eric Rubenstein	$30,000		26,700 Class B Units	2.67%